# Nasdaq Regulation

**Nasdaq**

**Lisa Roberts**
**Vice President**
Listing Qualifications

<u>*By Electronic Mail*</u>

March 10, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 10, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Frontier Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant
Class A ordinary shares, $0.0001 par value
Warrants

We further certify that the securit**ies** described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*Lisa Roberts*